N E W S R E L E A S E

November 20, 2014

Nevsun Response to Media Speculation

Nevsun Resources Ltd (TSX:NSU / NYSE MKT:NSU) (Nevsun or the Company) receives in the normal course of business enquiries regarding corporate mergers and acquisitions.  Nevsun has recently received from various parties expressions of interest on a potential corporate transaction.  We take these enquiries seriously however any discussions are at a preliminary stage and there is no certainty that any transaction will be completed.  Management is not aware of a bid for the Company.  Nevsun does not intend to comment further on potential corporate transactions unless and until it deems further disclosure is appropriate or required by applicable law.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial copper concentrate production in December 2013 and ranks as one of the highest grade open pit copper mines in the world.  Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com